SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

LiqTech International, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

53632A 102

(CUSIP Number)

David N. Nemelka

743 West 1200 North, Suite 100

Springville, UT 84663

(801) 361-3746

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d01(f) or 240.13d-1(g), check the following box.      .

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53632A 102

1.	Names of Reporting Persons David N. Nemelka

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) . (b) .

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) .

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0(1)

	8.	Shared Voting Power 0(1)

	9.	Sole Dispositive Power 1,171,750

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,171,750

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) .

13.	Percent of Class Represented by Amount in Row (11) 4.3%

14.	Type of Reporting Person (See Instructions) IN

(1)

The Reporting Person transferred all voting power with respect to all shares beneficially owned by him to the CEO of the Issuer, or such other person as may be designated by the Issuer, pursuant to a voting agreement dated as of November 1, 2013. The voting agreement provides that the CEO or other designee will vote such shares in strict proportion (for, against, withheld, and/or abstain) to the votes collectively cast by all of the other voting stockholders who are present and voting.

ITEM 1.

Security and Issuer

This exit schedule Amendment No. 5 to Schedule 13D (“Amendment No. 5”) relates to shares of common stock, par value $0.001 (the “Common Stock”), of LiqTech International, Inc., a Nevada corporation (the “Issuer”), formerly named Blue Moose Corporation. The address of the principal executive offices of the Issuer is Industriparken 22C, DK 2750, Ballerup, Denmark. Amendment No. 5 is being filed by David N. Nemelka (the “Reporting Person” or “Mr. Nemelka”) to amend and supplement the Items set forth below of the Reporting Person’s Schedule 13D filed with the Securities and Exchange Commission on September 2, 2011, as amended by Amendment No. 1 thereto filed on June 27, 2012, Amendment No. 2 thereto filed on April 12, 2013, Amendment No. 3 thereto filed on November 1, 2013, and Amendment No. 4 thereto filed on February 28, 2014. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

As a result of the total dispositions of Shares by the Reporting Person since the date of filing of Amendment 4 to the Schedule 13D on February 28, 2014, the Reporting Person is no longer the beneficial owner of 5% or more of the issued and outstanding shares of the Issuer’s common stock. Therefore, this Amendment No. 5 constitutes the final amendment to the Reporting Person’s Schedule 13D and an exit filing for the Reporting Person.

ITEM 3

Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by the following:

During April, 2014, the Reporting Person paid and satisfied the promissory note evidencing the loan made pursuant to the Loan and Security Agreement dated as of October 8, 2013 between the Reporting Person and Linley Ltd. (the “Holder”). As a result, the Holder’s security interest in 850,000 shares of the Reporting Person’s common stock has been terminated and the shares have been released to the Reporting Person.

ITEM 5.

Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by the following:

(a)

As of the date hereof, the Reporting Person is deemed to beneficially own 1,171,750 shares of Common Stock, representing approximately 4.3% of the Issuer’s outstanding Common Stock based on the 27,212,500 shares of Common Stock outstanding as of March 25, 2014, as reported in the Issuer’s annual report on Form 10-K filed on March 27, 2014. In calculating the Reporting Person’s ownership percentage, shares of Common Stock which are subject to warrants exercisable within 60 days have been treated as outstanding shares. The shares of Common Stock beneficially owned by the Reporting Person consist of the following: (i) 878,750 shares owned directly by the Reporting Person; and (ii) 293,000 common stock purchase warrants exercisable at $1.50 per share on or before December 31, 2016, owned directly by the Reporting Person.

(b)

Number of shares of Common Stock as to which the Reporting Person has:

(i)

Sole power to vote or direct the vote:     0

(ii)

Shared power to vote or direct the vote:     0

(iii)

Sole power to dispose or direct the disposition:     1,171,750

(iv)

Shared power to dispose or direct the disposition:     0

The Reporting Person, the Roth 401(k) Plan of McKinley Enterprises, Inc. and Tradeco Corp. entered into a Voting Agreement dated as of November 1, 2013 with the Issuer and Finn Helmer, the current CEO of the Issuer, pursuant to which the Reporting Person appointed Mr. Helmer, or any substitute designee appointed by the Issuer in the Issuer’s sole discretion other than the Reporting Person or a member of the Reporting Person’s family, as the Reporting Person’s proxy and attorney-in-fact to vote or act by written consent with respect to all shares of Common Stock beneficially owned by the Reporting Person as of the record date for any such action. The voting agreement provides that Mr. Helmer or other designee will vote such shares in strict proportion (for, against, withheld, and/or abstain) to the votes collectively cast by all of the other voting stockholders who are present and voting. The Voting Agreement will continue in effect for so long as the Reporting Person beneficially owns any shares of the Issuer’s common stock. Any shares sold or transferred by the Reporting Person will automatically be released from the Voting Agreement and a purchaser shall acquire the shares with no obligation thereunder.

(c)

The following table sets forth the trade date, number of shares and average sales price with respect to all transactions with respect to the Common Stock effected directly or indirectly by the Reporting Person since the filing of Amendment No. 4 to the Schedule 13D on February 28, 2014, inclusive of any transactions effected through the close of business on April 24, 2014. All of such transactions were open market transactions effected directly by the Reporting Person and the average sales prices are net of sales commissions.

Trade Date	No. of Shares	Average Sales Price Per Share
3-6-14	14,700	$2.40
3-7-14	2,500	$2.30
3-14-14	4,500	$2.006
3-17-14	11,637	$2.024
3-18-14	26,000	$2.151
3-19-14	15,800	$2.229
3-20-14	12,898	$2.162
3-21-14	18,200	$2.207
3-24-14	10,000	$2.087
3-25-14	26,700	$2.010
3-26-14	4,000	$2.055
3-27-14	43,000	$1.858
3-28-14	21,200	$1.90
3-31-14	20,000	$1.857
4-1-14	20,100	$1.872
4-2-14	20,000	$1.833
4-15-14	10,000	$1.639
4-16-14	22,000	$1.779
4-17-14	45,000	$1.779
4-22-14	17,715	$1.98

In addition, on April 23, 2014, the Reporting Person sold in a private transaction common stock purchase warrants entitling the holder to purchase 479,500 shares of Common Stock at an exercise price of $2.70 per share, for a sales price of $23,975.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2014

/s/ David N. Nemelka

David N. Nemelka

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